May 10, 2011
Via EDGAR AND HAND DELIVERY
Daniel Gordon, Branch Chief
William Demarest, Staff Accountant
Division of Corporation Finance
U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549

Re:	Wyndham Worldwide Corporation Form 10-K for the year ended December 31, 2010 Filed February 22, 2011 File No. 001-32876
Dear Mr. Gordon and Mr. Demarest:
     On behalf of Wyndham Worldwide Corporation (the “Company”, “we” and “our”), we transmit herewith for consideration by the staff of the Securities and Exchange Commission (the “Staff”) our response to the comments issued in a comment letter dated April 14, 2011 (the “Comment Letter”) relating to the Form 10-K for the year ended December 31, 2010, filed by the Company on February 22, 2011 (the “Form 10-K”). For ease of reference and to facilitate the Staff’s review, the heading and numbered paragraph of this letter correspond to the heading and paragraph number contained in the Comment Letter and we have reproduced the text of the Staff’s comment in bold. Capitalized terms used herein have the meanings ascribed to them in the above referenced Company filing.
     We are available at your convenience to discuss these matters with you.

May 10, 2011

Form 10-K for the year ended December 31, 2011
General
1.	You state on page 8 and elsewhere that you operate in the Middle East, Africa, and Latin America, regions that can be understood to include Iran, Syria, Sudan, and Cuba. We also note the information on your website that you are affiliated with the Monte Rosa Hotel & Country Club resort in Syria, and the May 2010 announcement that RCI added the Jdoudna Hotel in Syria to its international vacation exchange network. In addition, we note on page 7 that in June 2010 you acquired the Tryp hotel brand. It appears from publicly-available information that three Tryp hotels are located in Cuba. Cuba, Iran, Sudan, and Syria are identified by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. We note that your Form 10-K does not include disclosure regarding any contacts with the referenced countries.
Please describe to us the nature and extent of your past, current, and anticipated contacts with Cuba, Iran, Sudan, and Syria, whether through subsidiaries, affiliates, joint ventures, or other direct or indirect arrangements since your letters to us dated June 15, 2006 and June 26, 2006. Your response should describe any goods or services that you have purchased from, or provided into, Cuba, Iran, Sudan, and Syria, directly or indirectly, and discuss whether you have agents or employees in the referenced countries, and any agreements, commercial arrangements, or other contacts you have had with the governments of those countries or entities controlled by those governments.
RESPONSE:
Except as otherwise set forth below, the Company respectfully advises the Staff that the Company has not entered into any business transactions with counterparties located in and has no employees or agents in Cuba, Iran, Syria or Sudan. The Company operates through three business units: Wyndham Hotel Group (“WHG”), Wyndham Exchange and Rentals (“WER”) and Wyndham Vacation Ownership.
While WHG acquired the Tryp hotel brand in June 2010, the Tryp-brand trademarks and hotels located in Cuba were excluded from the acquisition; thus WHG has no contacts with Cuba. With respect to Syria, a joint venture entity, in which WHG has a 30% equity interest, entered into a management agreement in Bloudan, Syria for a hotel. The hotel is anticipated to open on October 1, 2011. WHG will provide consultation, marketing and reservation services but will not provide any goods nor will it provide any other items subject to the U.S. Export Administration Regulations, to the hotel.

May 10, 2011

Foreign subsidiaries of WER, which operate as servicing entities, have entered into exchange affiliation agreements with two independent resorts located in Syria, only one of which has commenced sales of vacation ownership interests and has RCI exchange program members. The affiliation agreements allow individual consumer-owners of vacation ownership interests at these resorts to enroll as RCI members with the applicable foreign servicing subsidiary and exchange their vacation ownership interests for available interests at other vacation properties within applicable RCI exchange programs. Likewise, other RCI members can exchange their vacation ownership interests for available interests at a Syrian vacation resort affiliated with RCI’s exchange programs. RCI members residing in Syria pay the applicable foreign servicing subsidiary a small annual membership fee and a transaction fee for the ability to exchange vacation ownership interests within the exchange program. The affiliation agreements do not give the foreign servicing subsidiaries any interests or rights in the ownership or management of the Syrian resorts and in no way obligate the foreign servicing subsidiaries, or any other affiliate of the Company, to provide financial or commercial support to the resorts. The Company’s foreign servicing subsidiaries receive no income from or on behalf of the Syrian resorts, other than initial membership fees that the resort may elect to pay on behalf of a new member.
Due to the nature of the Company’s vacation exchange business, the consumer membership base is constantly changing. As of March 31, 2011, of the approximately 3.8 million members who have the ability to exchange vacation ownership interests through the Company’s vacation exchange business, the Company’s foreign servicing entities have approximately 0, 72, 23 and 252 members resident in Cuba, Iran, Sudan and Syria, respectively. Since our letter dated June 26, 2006 to the SEC, except as described above, WER has entered into no other business transactions with counterparties located in and has had no employees or agents in Cuba, Iran, Syria or Sudan.
To the knowledge of the undersigned, after reasonable inquiry, no counterparty in any of these transactions appears on the lists of prohibited parties maintained by the Office of Foreign Asset Control, the Department of State and Bureau of Industry and Security.
2.	Please discuss the materiality of your business activities in, and other contacts with, Cuba, Iran, Sudan, and Syria described in response to the foregoing comment, and whether they constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets, and

May 10, 2011

liabilities associated with each of the referenced countries for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you may know, various state and municipal governments, universities, and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. Your materiality analysis should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Cuba, Iran, Sudan, or Syria.
RESPONSE:
The Company respectfully advises the Staff that it does not believe the business activities and other contacts described above to be material in quantitative or qualitative terms, nor do they present a material investment risk for its security holders.
From a quantitative perspective, as of the date of this letter, WHG has not generated revenue from the hotel in Syria. Aggregate net revenues from WER’s RCI members as a result of the activities described above constituted less than 0.002%, 0.003%, 0.002% and 0.002% of the Company’s total combined revenues for the three months ended March 31, 2011 and the full years ended December 31, 2010, 2009 and 2008, respectively. In the aggregate, as of March 31, 2011, RCI members resident in Iran, Sudan and Syria represented less than 0.01% of RCI exchange program members.
From a qualitative perspective, the Company believes it is important to recognize that the immaterial affiliation agreements with the Syrian resorts are through the Company’s foreign servicing subsidiaries and those individual RCI members resident in Syria are serviced by the foreign servicing subsidiaries. These business activities are unrelated to Syria’s designation as a state sponsor of terrorism and as such the Company does not believe that it would be material to an investor concerned with such designation. Furthermore, the Company believes that its administration of the vacation exchange business complies with the applicable laws, rules and regulations, including those administered by the U.S. Department of the Treasury Office of Foreign Asset Control and the U.S. Department of Commerce Bureau of Industry and Security.
Additionally, to our knowledge, no stockholder or potential investor has raised the subject matter of the Comment Letter as a source of concern in any respect.

May 10, 2011

* * *
The Company acknowledges that:
•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Securities and Exchange Commission from taking any action with respect to the filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Securities and Exchange Commission or any person under the federal securities laws of the United States.
Please contact me should you require further information or have any questions.
Very truly yours,

/s/ Thomas G. Conforti

Thomas G. Conforti
Chief Financial Officer
Wyndham Worldwide Corporation